SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

20 November 2007

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 20 November 2007	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Protherics PLC

Patient recruitment in phase 2b “DEEP” study
in severe pre-eclampsia completed ahead of schedule

London, UK; Brentwood, TN, US; 20 November 2007 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, today announces that the last patient in the phase 2b Digibind® Efficacy Evaluation in Pre-eclampsia (DEEP) study in severe pre-eclampsia, a potentially life-threatening condition of pregnancy, has been enrolled and treated.

The DEEP study is a placebo-controlled investigation of the efficacy and safety of GlaxoSmithKline’s Digibind® in 50 patients with severe pre-eclampsia. The study enrolled women experiencing severe pre-eclampsia in the 24th – 34th week of pregnancy, and for whom the delivery of the baby was considered necessary within 72 hours to prevent possible life-threatening complications for the mother and baby. Primary endpoints are the use of antihypertensive medication and creatinine clearance which is a clinically important measure of renal function. Secondary endpoints include the time to delivery of the baby. The study is on track to report in the first half of 2008.

Following the licensing deal with Glenveigh Pharmaceuticals announced in December 2006, Protherics has the rights to use Digoxin Immune Fabs (DigiFab™ and Digibind®) as potential treatments for pre-eclampsia. If the data from the DEEP study are positive, the Company will decide whether to continue development in this indication with Digibind® or its own product, DigiFab™.

Andrew Heath, Chief Executive of Protherics commented:

“We are delighted that the last patient has been enrolled ahead of schedule and we look forward to seeing the results in the first half of 2008. If the data are positive, we will talk to the regulators to determine the next steps in bringing this potential new treatment for severe pre-eclampsia to the market to improve prospects for both mother and baby.”

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For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About Pre-eclampsia
Pre-eclampsia is a life-threatening disorder occuring in 5-8% of pregnancies in the US per year. It is characterised by high blood pressure and can lead to renal failure and seizures. It typically results in the early delivery of the baby, with potential developmental abnormalities and the possible death of the mother and/or baby.

By conservative estimates, pre-eclampsia and other hypertensive disorders of pregnancy are responsible for 76,000 deaths each year in the US. Pre-eclampsia is also a major cause of admission of babies into Neonatal Intensive Care Units (NICU). Currently there are no approved therapies available to treat pre-eclampsia and few products in development. The total US market for pre-eclampsia is worth up to $5 billion with the severe pre-eclampsia market worth approximately $900 million in the US alone.

The cause of pre-eclampsia has not been conclusively identified but several vasoactive substances called endogenous digoxin-like factors (EDLFs) have been identified in the blood and placenta of women with pre-eclampsia. These EDLFs rapidly disappear following delivery of the baby, coincident with the disappearance of the symptoms of pre-eclampsia. Both Digibind® and DigiFab™, which have been found to bind to EDLFs in vitro, may have potential application in the treatment of pre-eclampsia.

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline.

Protherics has two major development opportunities in its critical care portfolio. CytoFab™ is being developed by AstraZeneca, for the treatment of severe sepsis, after a major £195 million licensing deal with AstraZeneca in December 2005. An additional, expanded phase 2 programme is due to start shortly. In addition, Protherics is currently undertaking a phase 2b study with Digoxin Immune Fab for the treatment of pre-eclampsia. This study is expected to report in the first half of 2008.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and or the EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in H1 2008.

Protherics has a strong cash position, with cash balances at 30 September 2007 of £46.9 million, having completed a £38 million equity fundraising in January 2007 and received a £10 million milestone payment from AstraZeneca in April 2007.

With headquarters in London, the Company has approximately 290 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties, including with respect to Protherics’ product pipeline and anticipated development and clinical trials for product candidates. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

END